File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

PGIM, INC., PGIM INVESTMENTS LLC, PGIM LIMITED, PGIM PRIVATE REAL ESTATE FUND, INC., PGIM PRIVATE CREDIT FUND, PGIM CREDIT INCOME FUND, PGIM REAL ESTATE U.S. CORE DEBT FUND, L.P., PGIM REAL ESTATE U.S. DEBT FUND L.P., PGIM REAL ESTATE U.S. IMPACT VALUE PARTNERS, LP, PGIM RETIREMENT REAL ESTATE FUND II LP, PGIM U.S. AGRICULTURE FUND LP, PRISA LP, PRISA II LP, PRISA III FUND LP, SENIOR HOUSING PARTNERSHIP FUND VI LP, PGIM REAL ESTATE U.S. CORE DEBT FUND PF SCSP, PGIM USCDF SCSP LP, PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND, PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND A, PGIM NON-US INVESTORS / US SENIOR DEBT I FUND, PGIM NON-US INVESTORS / US SENIOR DEBT I FUND A, PGIM PRIVATE CAPITAL FUND (IRELAND) ICAV, PGIM SENIOR DEBT I MANAGEMENT FUND, PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) I, L.P., PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II (FEEDER FUND), L.P., PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II, L.P., PGIM SENIOR LOAN OPPORTUNITIES I, L.P., PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) I, L.P., PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) II, L.P., PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND I, L.P., , PGIM US INVESTORS / NON-US SENIOR DEBT LEVERED I FUND, PGIM US INVESTORS / NON-US SENIOR DEBT LEVERED I SUPPLEMENTAL FUND, PSLO I US INVESTORS LEVERED DEBT SPV LLC, PSLO II US INVESTORS LEVERED DEBT SPV LLC, PRIVATE PLACEMENT TRUST INVESTORS, LLC, PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) I, LLC, PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) II, L.P., PGIM SENIOR LOAN OPPORTUNITIES (UNLEVERED) II, L.P., PGIM SENIOR DEBT II LEVERED FUND, PGIM SENIOR DEBT II E LEVERED FUND, PGIM SENIOR DEBT II LEVERED SUPPLEMENTAL FUND, PGIM SENIOR DEBT II E LEVERED SUPPLEMENTAL FUND, PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) II, L.P., PGIM SENIOR DEBT II UNLEVERED FUND, PGIM SENIOR DEBT II E UNLEVERED FUND, PGIM SENIOR US DEBT PARALLEL II FUND, PGIM SENIOR GLOBAL DEBT PARALLEL II E FUND, PGIM SENIOR LOAN OPPORTUNITIES II JPY FEEDER FUND, L.P., PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND II, L.P., PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) II, LLC, PGIM SENIOR LOAN OPPORTUNITIES III EUROPE, L.P., PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) III EUROPE, L.P., PGIM SENIOR DEBT III EUROPE, WINDHILL CLO 1 LTD., WINDHILL CLO 2 LTD., WINDHILL CLO 3 LTD., PGIM LARGE CAP PRIVATE CREDIT FUND I, L.P., PGIM LARGE CAP PRIVATE CREDIT FUND (RATED FEEDER FUND) I, L.P., PGIM LARGE CAP PRIVATE CREDIT ELTIF I, PGIM FIXED INCOME ALTERNATIVES MASTER FUND (CREDIT OPPORTUNITIES FUND), PGIM FIXED INCOME PRIVATE CREDIT FUND ICAV, PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND I LP, PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND II LP, PGIM FIXED INCOME ALTERNATIVES MASTER FUND SPC LTD., FICG-PG-I FUND, L.P., PGIM BROAD MARKET HIGH YIELD BOND FUND, L.P., PGIM FIXED INCOME EMERGING MARKETS LONG SHORT MASTER FUND, LTD., PGIM FIXED INCOME GLOBAL LIQUIDITY RELATIVE VALUE MASTER FUND, LTD, PGIM FIXED INCOME U.S LIQUIDITY RELATIVE VALUE MASTER FUND, LTD., QUEENS SENIOR SECURED INVESTORS LLC, PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, PRUDENTIAL ARIZONA REINSURANCE CAPTIVE COMPANY, PRUDENTIAL ARIZONA REINSURANCE UNIVERSAL COMPANY, PRUDENTIAL LEGACY INSURANCE COMPANY OF NEW JERSEY, PAR U HARTFORD LIFE & ANNUITY COMFORT TRUST, PAR U HARTFORD LIFE INSURANCE COMFORT TRUST, PICA HARTFORD LIFE & ACCIDENT COMFORT TRUST, PICA HARTFORD LIFE & ANNUITY COMFORT TRUST, PICA HARTFORD LIFE INSURANCE COMFORT TRUST, THE GIBRALTAR LIFE INSURANCE CO., LTD., THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD., GIBRALTAR REINSURANCE COMPANY LTD., PGIM WAREHOUSE, INC., LOTUS REINSURANCE COMPANY LTD., , THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, PICA HARTFORD LIFE & ANNUITY GUL TRUST, THE PRUDENTIAL GIBRALTAR FINANCIAL LIFE INSURANCE CO., LTD., NEW STREET INVESTMENTS CAYMAN LIMITED, NEW STREET INVESTMENTS CORPORATION, FERRY STREET I LLC, ASSURANCE IQ, LLC, PRUDENTIAL FINANCIAL, INC., PRUDENTIAL INTERNATIONAL INSURANCE SERVICE COMPANY, L.L.C., VANTAGE CASUALTY INSURANCE COMPANY AND PRUDENTIAL UNIVERSAL REINSURANCE ENTITY COMPANY

655 Broad Street
Newark, New Jersey 07102
(215) 495-1150

All Communications, Notices and Orders to:

Claudia DiGiacomo, Esq.
PGIM Investments LLC
655 Broad Street
Newark, New Jersey 07102

(973) 367-8982
claudia.digiacomo@prudential.com

Copies to:

Benjamin C. Wells, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 bwells@stblaw.com	Jacqueline Edwards, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 jacqueline.edwards@stblaw.com	Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 ryan.brizek@stblaw.com

March 28, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

PGIM, INC., PGIM INVESTMENTS LLC, PGIM LIMITED, PGIM PRIVATE REAL ESTATE FUND, INC., PGIM PRIVATE CREDIT FUND, PGIM CREDIT INCOME FUND, PGIM REAL ESTATE U.S. CORE DEBT FUND, L.P., PGIM REAL ESTATE U.S. DEBT FUND L.P., PGIM REAL ESTATE U.S. IMPACT VALUE PARTNERS, LP, PGIM RETIREMENT REAL ESTATE FUND II LP, PGIM U.S. AGRICULTURE FUND LP, PRISA LP, PRISA II LP, PRISA III FUND LP, SENIOR HOUSING PARTNERSHIP FUND VI LP, PGIM REAL ESTATE U.S. CORE DEBT FUND PF SCSP, PGIM USCDF SCSP LP, PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND, PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND A, PGIM NON-US INVESTORS / US SENIOR DEBT I FUND, PGIM NON-US INVESTORS / US SENIOR DEBT I FUND A, PGIM PRIVATE CAPITAL FUND (IRELAND) ICAV, PGIM SENIOR DEBT I MANAGEMENT FUND, PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) I, L.P., PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II (FEEDER FUND), L.P., PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II, L.P., PGIM SENIOR LOAN OPPORTUNITIES I, L.P., PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) I, L.P., PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) II, L.P., PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND I, L.P., , PGIM US INVESTORS / NON-US SENIOR DEBT LEVERED I FUND, PGIM US INVESTORS / NON-US SENIOR DEBT LEVERED I SUPPLEMENTAL FUND, PSLO I US INVESTORS LEVERED DEBT SPV LLC, PSLO II US INVESTORS LEVERED DEBT SPV LLC, PRIVATE PLACEMENT TRUST INVESTORS, LLC, PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) I, LLC, PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) II, L.P., PGIM SENIOR LOAN OPPORTUNITIES (UNLEVERED) II, L.P., PGIM SENIOR DEBT II LEVERED FUND, PGIM SENIOR DEBT II E LEVERED FUND, PGIM SENIOR DEBT II LEVERED SUPPLEMENTAL FUND, PGIM SENIOR DEBT II E LEVERED SUPPLEMENTAL FUND, PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) II, L.P., PGIM SENIOR DEBT II UNLEVERED FUND, PGIM SENIOR DEBT II E UNLEVERED FUND, PGIM SENIOR US DEBT PARALLEL II FUND, PGIM SENIOR GLOBAL DEBT PARALLEL II E FUND, PGIM SENIOR LOAN OPPORTUNITIES II JPY FEEDER FUND, L.P., PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND II, L.P., PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) II, LLC, PGIM SENIOR LOAN OPPORTUNITIES III EUROPE, L.P., PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) III EUROPE, L.P., PGIM SENIOR DEBT III EUROPE, WINDHILL CLO 1 LTD., WINDHILL CLO 2 LTD., WINDHILL CLO 3 LTD., PGIM LARGE CAP PRIVATE CREDIT FUND I, L.P., PGIM LARGE CAP PRIVATE CREDIT FUND (RATED FEEDER FUND) I, L.P., PGIM LARGE CAP PRIVATE CREDIT ELTIF I, PGIM FIXED INCOME ALTERNATIVES MASTER FUND (CREDIT OPPORTUNITIES FUND), PGIM FIXED INCOME PRIVATE CREDIT FUND ICAV, PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND I LP, PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND II LP, PGIM FIXED INCOME ALTERNATIVES MASTER FUND SPC LTD., FICG-PG-I FUND, L.P., PGIM BROAD MARKET HIGH YIELD BOND FUND, L.P., PGIM FIXED INCOME EMERGING MARKETS LONG SHORT MASTER FUND, LTD., PGIM FIXED INCOME GLOBAL LIQUIDITY RELATIVE VALUE MASTER FUND, LTD, PGIM FIXED INCOME U.S LIQUIDITY RELATIVE VALUE MASTER FUND, LTD., QUEENS SENIOR SECURED INVESTORS LLC, PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, PRUDENTIAL ARIZONA REINSURANCE CAPTIVE COMPANY, PRUDENTIAL ARIZONA REINSURANCE UNIVERSAL COMPANY, PRUDENTIAL LEGACY INSURANCE COMPANY OF NEW JERSEY, PAR U HARTFORD LIFE & ANNUITY COMFORT TRUST, PAR U HARTFORD LIFE INSURANCE COMFORT TRUST, PICA HARTFORD LIFE & ACCIDENT COMFORT TRUST, PICA HARTFORD LIFE & ANNUITY COMFORT TRUST, PICA HARTFORD LIFE INSURANCE COMFORT TRUST, THE GIBRALTAR LIFE INSURANCE CO., LTD., THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD., GIBRALTAR REINSURANCE COMPANY LTD., PGIM WAREHOUSE, INC., LOTUS REINSURANCE COMPANY LTD., THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, PICA HARTFORD LIFE & ANNUITY GUL TRUST, THE PRUDENTIAL GIBRALTAR FINANCIAL LIFE INSURANCE CO., LTD., NEW STREET INVESTMENTS CAYMAN LIMITED, NEW STREET INVESTMENTS CORPORATION, FERRY STREET I LLC, ASSURANCE IQ, LLC, PRUDENTIAL FINANCIAL, INC., PRUDENTIAL INTERNATIONAL INSURANCE SERVICE COMPANY, L.L.C., VANTAGE CASUALTY INSURANCE COMPANY AND PRUDENTIAL UNIVERSAL REINSURANCE ENTITY COMPANY

: : : : : : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

655 BROAD STREET

NEWARK, NEW JERSEY 07102

File No. 812-

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on March 30, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	PGIM Private Real Estate Fund, Inc., a non-diversified, closed-end management investment company registered under the 1940 Act (“PPREF”);

•	PGIM Private Credit Fund, a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act (“PPCF”);

•	PGIM Credit Income Fund, a diversified, closed-end management investment company registered under the 1940 Act (“PCIF” and together with PPREF and PPCF, the “Existing Regulated Funds”);

•	PGIM, Inc., an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors;[3]

•	PGIM Investments LLC, an investment adviser registered under the Advisers Act, and its successors;

•	PGIM Limited, an investment adviser registered under the Advisers Act, and its successors (together with PGIM, Inc. and PGIM Investments LLC, the “Existing Advisers”);

•	Each of the affiliates of the Adviser identified in Schedule A that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed co-investment program (in such capacity, the “Existing Proprietary Accounts”); and

•	The entities identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and together with the Existing Regulated Funds, the Existing Advisers and the Existing Proprietary Accounts, the “Applicants”).[4]

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 PGIM Private Real Estate Fund, Inc., et al. (File No. 812-15325), Release No. IC-34845 (March 3, 2023) (notice), Release No. IC-34872 (March 30, 2023) (order).

3 The term successor, as applied to each Adviser, means an entity which results from the reorganization into another jurisdiction or change in the type of business organization.

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

II.	GENERAL DESCRIPTION OF THE APPLICANTS

Prudential Financial, Inc. (NYSE: PRU) (“Prudential”) is one of the largest global financial services companies with business lines encompassing investment management, retail funds, life insurance, annuities and retirement-related products and services. Each of the Existing Advisers is a direct or indirect subsidiary of PGIM Holding Company LLC (“PGIM Holdings”), which is an intermediate holding company of Prudential. Prudential and PGIM Holdings are presumed to directly or indirectly control the Existing Advisers.

5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8 “Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

A.            PPREF

PPREF was organized as a Maryland corporation under the Maryland General Corporation Law on July 23, 2021, pursuant to articles of incorporation governed by the laws of the state of Maryland. PPREF is a closed-end management investment company registered under the 1940 Act. PGIM Investments LLC serves as PPREF’s investment adviser and PGIM, Inc. serves as PPREF’s sub-adviser and is responsible for the day-to-day management of PPREF’s portfolio, primarily through PGIM Real Estate, the real estate investment advisory business unit within PGIM.

PPREF’s investment objectives are to provide current income and long-term capital appreciation. Under normal circumstances, PPREF invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) private real estate, including property, equity investments in real estate or real estate related companies and debt investments backed by real estate or real estate related companies acquire from private issuers or in private transactions. This portion of PPREF is generally weighted to investments in property sectors that PGIM Real Estate considers primary, including housing, logistics, and retail, targeting investments that PGIM Real Estate believes can benefit from long-term structural changes driven by demographics and technological skills. PGIM Real Estate also employs strategies that seek to capture value through cyclical opportunities and pricing dislocations in niche property sectors such as self-storage, hotels, data centers, net lease (meaning for these purposes properties leased to long-term tenants where the tenants have agreed to pay substantially all expenses related to the property, including taxes, insurance and maintenance), and others.

In addition, PPREF invests in traded real estate-related securities such as commercial and residential mortgage-backed securities, equity or debt securities issued by real estate investment trusts or real estate-related investment companies, as well as exchange-traded funds, other pooled investment vehicles, derivatives and other instruments that provide exposure to real estate or other asset classes for investment and/or cash management purposes. PPREF’s derivatives investments may include options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default swaps and other swap agreements for investment, hedging and risk management purposes.

PPREF has a four-member board, of which three members are not “interested” persons of PPREF within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”).10 PPREF has elected and qualified for federal income tax purposes as a real estate investment trust under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

B.            PPCF

PPCF was organized as a Delaware statutory trust under the Delaware Statutory Trust Act on March 21, 2022, pursuant to a certificate of trust governed by the laws of the state of Delaware. PPCF is a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. PPCF gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the SEC on May 5, 2023. PGIM Investments LLC serves as PPCF’s investment adviser and PGIM, Inc. serves as sub-adviser to provide day-to-day management of PPCF’s portfolio, primarily through PGIM Private Capital, the private credit arm of PGIM, Inc.

PPCF’s investment objective is to seek to generate current income and, to a lesser extent, long-term capital appreciation. Under normal circumstances, PPCF intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private credit investments. Under normal circumstances, PPCF invests in privately originated and privately negotiated investments, predominantly direct lending to U.S. middle market companies, as well as up to 30% of its total assets in investments in other countries (primarily Canada, Europe, Australia and Latin America) through (i) first lien senior secured loans (including club deals by a small group of investment firms), and (ii) with not more than 20% of total invested capital in senior secured second and third lien loans, and unsecured loans.

10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

PPCF has a four-member board, of which three members are Independent Trustees. PPCF has elected and qualified for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Code.

C.            PCIF

PCIF was organized as a Delaware statutory trust under the Delaware Statutory Trust Act on July 24, 2023, pursuant to a certificate of trust governed by the laws of the state of Delaware. PCIF is a closed-end management investment company and is operated as an “interval fund” pursuant to Rule 23c-3(b) under the 1940 Act. PGIM Investments LLC serves as PCIF’s investment adviser. PGIM, Inc., together with PGIM Limited, an indirect wholly-owned subsidiary of PGIM, Inc., serve as sub-advisers to PCIF and provide day-to-day management of PCIF’s portfolio, primarily through PGIM Fixed Income, a business unit within PGIM, Inc.

PCIF’s investment objective is to seek total return, through a combination of current income and capital appreciation. Under normal circumstances, PCIF invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities. Under normal circumstances, PCIF invests in a wide array of credit markets, including corporate, mortgage, consumer and municipal credit markets, and employing a flexible asset allocation strategy among multiple public and private credit sectors in the global credit markets, including but not limited to corporate debt (including, among other things, fixed-, variable- and floating-rate bonds and loans issued by U.S. or foreign (non-U.S.) corporations or other business entities); mortgage-related and other consumer-related instruments; collateralized debt obligations, including, but not limited to, collateralized loan obligations; municipal bonds; and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers (including developed and emerging market issuers).

PCIF has a four-member board, of which three members are Independent Trustees. PCIF has elected and qualified for federal income tax purposes as a RIC under Subchapter M of the Code.

D.            The Existing Affiliated Funds and Existing Proprietary Accounts

An Existing Adviser is the investment adviser or sub-adviser to the Existing Affiliated Funds. Each Existing Affiliated Fund is a separate and distinct legal entity and, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act. A complete list of the Existing Affiliated Funds is included in Schedule A.

The Existing Proprietary Accounts hold various financial assets in a principal capacity. Prudential and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed co-investment program have been included as Applicants herein. A list of the Existing Proprietary Accounts is included in Schedule A.

E.            Existing Advisers

PGIM, Inc. is organized as a corporation under the laws of the state of Delaware. PGIM, Inc. is an indirect, wholly-owned subsidiary of Prudential that was organized in 1984. PGIM, Inc. has registered with the Commission pursuant to Section 203 of the Advisers Act. PGIM, Inc. has multiple business units, including PGIM Private Capital (PGIM’s dedicated private credit asset management business), PGIM Real Estate (the real estate investing and financing unit within PGIM), and PGIM Fixed Income (the primary public fixed income asset management unit of PGIM).

PGIM Investments LLC is organized as a New York limited liability company. PGIM Investments LLC has been in business since 1996. PGIM Investments LLC is an indirect, wholly-owned subsidiary of Prudential. PGIM Investments LLC has registered with the Commission pursuant to Section 203 of the Advisers Act. PGIM Investments LLC’s primary business is serving as investment adviser and administering the business affairs of retail and insurance funds.

PGIM Limited is organized as a United Kingdom limited company under the laws of the United Kingdom. PGIM Limited is an indirect, wholly-owned subsidiary of Prudential. PGIM Limited is authorized and regulated in the United Kingdom by the Financial Conduct Authority and has registered with the Commission pursuant to Section 203 of the Advisers Act. PGIM Limited provides investment advisory services to PCIF with respect to securities in certain foreign markets.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.            Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

12 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.            Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each either wholly- or majority-owned by Prudential, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.            Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.            Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2.            Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

13 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

14 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

15 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.            Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4.            No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.            Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6.            Dispositions:

(a)            Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

16 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

17 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

18 The Affiliated Entities may adopt shared Co-Investment Policies.

19 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

20 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.            Board Oversight

(a)            Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)            Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)            At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)            Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)            The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.            Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

21 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B.            Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.            Communications

Please address all communications concerning this Application, the Notice and the Order to:

Claudia DiGiacomo, Esq.
PGIM Investments LLC
655 Broad Street
Newark, New Jersey 07102

(973) 367-8982
claudia.digiacomo@prudential.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Benjamin C. Wells, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 bwells@stblaw.com	Jacqueline Edwards, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 jacqueline.edwards@stblaw.com	Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 ryan.brizek@stblaw.com

22 See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

B.            Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 28th day of March, 2025.

PGIM, INC.

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President

PGIM LIMITED

By:	/s/ Sarah McMullen
Name: Sarah McMullen
Title: Managing Director

PGIM PRIVATE REAL ESTATE FUND, INC.

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Chief Legal Officer

PGIM PRIVATE CREDIT FUND

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Chief Legal Officer

PGIM CREDIT INCOME FUND

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Chief Legal Officer

PGIM Real Estate U.S. Core Debt Fund, L.P.

By: PGIM Real Estate U.S. Core Debt Fund GP, LLC, its general partner

By: PGIM, Inc., its sole member

By:	/s/ Brian Sakamoto
Name: Brian Sakamoto
Title: Assistant Secretary

PGIM Real Estate U.S. Debt Fund, L.P.

By: PGIM Real Estate U.S. Debt Fund GP, LLC, its general partner

By:	/s/ Brian Sakamoto
Name: Brian Sakamoto
Title: Assistant Secretary

PGIM Real Estate U.S. Impact Value Partners, LP

PGIM Retirement Real Estate Fund II LP

PRISA LP

PRISA II LP

PRISA III Fund LP

Senior Housing Partnership Fund VI LP

By:	/s/ Ernest Ceberio
Name: Ernest Ceberio
Title: Assistant Secretary

PGIM U.S. AGRICULTURE FUND LP

BY: PGIM AGRICULTURAL INVESTMENTS GP, LLC, ITS GENERAL PARTNER

BY: PGIM REAL ESTATE FINANCE, LLC, ITS SOLE MEMBER

By:	/s/ Valerie Combs
Name: Valerie Combs
Title: Assistant Secretary

PGIM REAL ESTATE U.S. CORE DEBT FUND PF SCSP

BY: PGIM, INC., ITS PORTFOLIO MANAGER

By:	/s/ Brian Sakamoto
Name: Brian Sakamoto
Title: Assistant Secretary

PGIM USCDF SCSP LP

BY: PGIM, INC., ITS PORTFOLIO MANAGER

By:	/s/ Ernest Ceberio
Name: Ernest Ceberio
Title: Assistant Secretary

PGIM Private Capital Fund (IRELAND) ICAV
Prudential Arizona Reinsurance Captive Company
Prudential Arizona Reinsurance Universal Company
PRUCO LIFE INSURANCE COMPANY
PRUDENTIAL LEGACY INSURANCE COMPANY OF NEW JERSEY
LOTUS REINSURANCE COMPANY LTD.
THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
NEW STREET INVESTMENTS CAYMAN LIMITED
NEW STREET INVESTMENTS CORPORATION

By: PGIM, Inc., its Investment Manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PICA HARTFORD LIFE & ANNUITY GUL TRUST

By: The Prudential Insurance Company of America, as grantor

By: PGIM, Inc. as Investment Manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

FERRY STREET I LLC

By: pgim, inc., as collateral manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PAR U Hartford Life & Annuity Comfort Trust
PAR U Hartford Life Insurance Comfort Trust

By: Prudential Arizona Reinsurance Universal Company, its grantor

By: PGIM, Inc., its Investment Manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES I, L.P.
PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) I, L.P.

By: Waveland Avenue Partners I (US), L.P.

By: Waveland Avenue Holdings I, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) I, L.P.
PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II (FEEDER FUND), L.P.
PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II, L.P.

By: Waveland Avenue Partners I (Ireland), L.P.

By: Waveland Avenue Holdings I, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND I, L.P.

By: Waveland Avenue Holdings I, LLC, its general partners

By: PGIM, Inc., its managing member
By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PICA HARTFORD LIFE & ACCIDENT COMFORT TRUST
PICA HARTFORD LIFE & ANNUITY COMFORT TRUST
PICA HARTFORD LIFE INSURANCE COMFORT TRUST

By: The Prudential Insurance Company of America, its grantor

By: PGIM, Inc., AS INVESTMENT MANAGER
By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PRIVATE PLACEMENT TRUST INVESTORS, LLC

By: PGIM Private Placement Investors, L.P., as Managing Member

By: PGIM Private Placement Investors, Inc., as its General Partner

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PSLO I US INVESTORS LEVERED DEBT SPV LLC

By: PGIM Senior Loan Opportunities (Levered) I, L.P., its managing member

By: Waveland Avenue Partners I (US), L.P., its general partner

By: Waveland Avenue Holdings I, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PSLO II US INVESTORS LEVERED DEBT SPV LLC

By: PGIM Senior Loan Opportunities (Levered) I, L.P., its managing member

By: WINDSOR Avenue Partners II (US), L.P., its general partner

By: WINDSOR Avenue Holdings II, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

THE GIBRALTAR LIFE INSURANCE CO., LTD
THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD.
THE PRUDENTIAL GIBRALTAR FINANCIAL LIFE INSURANCE CO., LTD.

By: PGIM Japan Co., Ltd., as Investment Manager

By: PGIM, Inc., as Sub-Adviser

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

GIBRALTAR REINSURANCE COMPANY LTD.

By: Broad Street Global Advisors, LLC, as investment manager

By: PGIM, Inc., as Sub-Advisor

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM WAREHOUSE, INC.

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND
PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND A
PGIM NON-US INVESTORS / US SENIOR DEBT I FUND
PGIM NON-US INVESTORS / US SENIOR DEBT I FUND A
PGIM Senior Debt I Management Fund
PGIM US Investors / Non-US Senior Debt Levered I Fund
PGIM US Investors / Non-US Senior Debt Levered I Supplemental Fund, each a sub-fund of PGIM Private Capital Fund (Ireland) ICAV, an umbrella fund
PGIM SENIOR DEBT II LEVERED FUND
PGIM SENIOR DEBT II E LEVERED FUND
PGIM SENIOR DEBT II LEVERED SUPPLEMENTAL FUND
PGIM SENIOR DEBT II E LEVERED SUPPLEMENTAL FUND
PGIM SENIOR DEBT II UNLEVERED FUND
PGIM SENIOR DEBT II E UNLEVERED FUND
PGIM SENIOR US DEBT PARALLEL II FUND
PGIM SENIOR GLOBAL DEBT PARALLEL II E FUND
PGIM SENIOR DEBT III EUROPE

By: PGIM, Inc., as investment manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) II, L.P.

By: Windsor Avenue Partners II (Ireland), L.P., its general partner

By: Windsor Avenue Holdings II, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

WINDHILL CLO 1 LTD.

WINDHILL CLO 2 LTD.

WINDHILL CLO 3 LTD.

By: PGIM, Inc., its COLLATERAL MANAGER

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) I, LLC

BY: WAVELAND AVENUE HOLDINGS I, LLC (MANAGING MEMBER)

BY: PGIM, INC. (ITS MANAGING MEMBER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) II, L.P.
PGIM SENIOR LOAN OPPORTUNITIES (UNLEVERED) II, L.P.
PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) II, L.P.
PGIM SENIOR LOAN OPPORTUNITIES II JPY FEEDER FUND, L.P.
PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND II, L.P.
PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) II, LLC

BY: WINDSOR AVENUE HOLDINGS II LLC (GENERAL PARTNER)

BY PGIM, INC. (AS INVESTMENT MANAGER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM SENIOR LOAN OPPORTUNITIES III EUROPE, L.P.

PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) III EUROPE, L.P.

GENERAL PARTNER: BALLYSHANNON PARTNERS (IRELAND) III, L.P.

BY: BALLYSHANNON HOLDINGS III, LLC (ITS GENERAL PARTNER)

BY: PGIM, INC. (AS MANAGING MEMBER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

LIMITED PARTNERS: BALLYSHANNON PARTNERS (IRELAND) III, L.P. AS ATTORNEY-IN-FACT FOR THE LIMITED PARTNERS PURSUANT TO SECTION 6 OF THE SUBSCRIPTION AGREEMENTS.

BY: BALLYSHANNON HOLDINGS III, LLC (ITS GENERAL PARTNER)

BY: PGIM, INC. (AS MANAGING MEMBER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

PGIM LARGE CAP PRIVATE CREDIT FUND I, L.P.
PGIM LARGE CAP PRIVATE CREDIT FUND (RATED FEEDER FUND) I, L.P.
PGIM LARGE CAP PRIVATE CREDIT ELTIF I
PGIM FIXED INCOME ALTERNATIVES MASTER FUND (CREDIT OPPORTUNITIES FUND)
PGIM FIXED INCOME PRIVATE CREDIT FUND ICAV
PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND I LP
PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND II LP
PGIM FIXED INCOME ALTERNATIVES MASTER FUND SPC LTD.
FICG-PG-I FUND, L.P.
PGIM BROAD MARKET HIGH YIELD BOND FUND, L.P.
PGIM FIXED INCOME EMERGING MARKETS LONG SHORT MASTER FUND, LTD.
PGIM FIXED INCOME GLOBAL LIQUIDITY RELATIVE VALUE MASTER FUND, LTD
PGIM FIXED INCOME U.S LIQUIDITY RELATIVE VALUE MASTER FUND, LTD.
QUEENS SENIOR SECURED INVESTORS LLC
ASSURANCE IQ, LLC
PRUDENTIAL FINANCIAL, INC.
PRUDENTIAL INTERNATIONAL INSURANCE SERVICE COMPANY, L.L.C.
VANTAGE CASUALTY INSURANCE COMPANY
PRUDENTIAL UNIVERSAL REINSURANCE ENTITY COMPANY

By: PGIM, Inc., as investment manager

By:	/s/ Daniel Malooly
Name: Daniel Malooly
Title: Vice President

SCHEDULE A

Below is a list of the Existing Affiliated Funds. All such Existing Affiliated Funds are advised by an Adviser:

PGIM Real Estate U.S. Core Debt Fund, L.P.

PGIM Real Estate U.S. Debt Fund L.P.

PGIM Real Estate U.S. Impact Value Partners, LP

PGIM Retirement Real Estate Fund II LP

PGIM U.S. Agriculture Fund LP

PRISA LP

PRISA II LP

PRISA III Fund LP

Senior Housing Partnership Fund VI LP

PGIM Real Estate U.S. Core Debt Fund PF SCSp

PGIM USCDF SCSp LP

PGIM Senior Loan Opportunities (Levered) I, L.P.

PGIM Senior Loan Opportunities I, L.P.

PGIM Senior Loan Opportunities (Parallel Fund) I, L.P.

PSLO I US Investors Levered Debt SPV LLC

PSLO II US Investors Levered Debt SPV LLC

PGIM US Investors / Non-US Senior Debt Levered I Fund

PGIM US Investors / Non-US Senior Debt Levered I Supplemental Fund

PGIM Senior Loan Opportunities Management Fund I, L.P.

PGIM Senior Debt I Management Fund

PGIM Senior Loan Opportunities I Co-Investment II (Feeder Fund), L.P.

PGIM Senior Loan Opportunities I Co-Investment II, L.P.

PGIM Non-US Investors / Non-US Senior Debt I Fund

PGIM Non-US Investors / Non-US Senior Debt I Fund A

PGIM Non-US Investors / US Senior Debt I Fund A

PGIM Senior Loan Opportunities (Parallel Fund) II, L.P.

PGIM Non-US Investors / US Senior Debt I Fund

PGIM Private Capital Fund (Ireland) ICAV

Private Placement Trust Investors, LLC

PGIM Senior Loan Opportunities Management (Feeder) I, LLC

PGIM Senior Loan Opportunities (Levered) II, L.P.

PGIM Senior Loan Opportunities (Unlevered) II, L.P.

PGIM Senior Debt II Levered Fund

PGIM Senior Debt II E Levered Fund

PGIM Senior Debt II Levered Supplemental Fund

PGIM Senior Debt II E Levered Supplemental Fund

PGIM Senior Loan Opportunities (Rated Feeder Fund) II, L.P.

PGIM Senior Debt II Unlevered Fund

PGIM Senior Debt II E Unlevered Fund

PGIM Senior US Debt Parallel II Fund

PGIM Senior Global Debt Parallel II E Fund

PGIM Senior Loan Opportunities II JPY Feeder Fund, L.P.

PGIM Senior Loan Opportunities Management Fund II, L.P.

PGIM Senior Loan Opportunities Management (Feeder) II, LLC

PGIM Senior Loan Opportunities III Europe, L.P.

PGIM Senior Loan Opportunities (Rated Feeder Fund) III Europe, L.P.

PGIM Senior Debt III Europe

Windhill CLO 1 Ltd.

Windhill CLO 2 Ltd.

Windhill CLO 3 Ltd.

PGIM Large Cap Private Credit Fund I, L.P.

PGIM Large Cap Private Credit Fund (Rated Feeder Fund) I, L.P.

PGIM Large Cap Private Credit ELTIF I

PGIM Fixed Income Alternatives Master Fund (Credit Opportunities Fund)

PGIM Fixed Income Private Credit Fund ICAV

PGIM Fixed Income Core Asset Based Finance Master Fund I LP

PGIM Fixed Income Core Asset Based Finance Master Fund II LP

PGIM Fixed Income Alternatives Master Fund SPC Ltd.

FICG-PG-I Fund, L.P.

PGIM Broad Market High Yield Bond Fund, L.P.

PGIM Fixed Income Emerging Markets Long Short Master Fund, Ltd.

PGIM Fixed Income Global Liquidity Relative Value Master Fund, Ltd

PGIM Fixed Income U.S Liquidity Relative Value Master Fund, Ltd.

Queens Senior Secured Investors LLC

Below is a list of the Existing PGIM Proprietary Accounts:

PRUCO Life Insurance Company

PRUCO Life Insurance Company of New Jersey

Prudential Arizona Reinsurance Captive Company

Prudential Arizona Reinsurance Universal Company

Prudential Legacy Insurance Company of New Jersey

PAR U Hartford Life & Annuity Comfort Trust

PAR U Hartford Life Insurance Comfort Trust

PICA Hartford Life & Accident Comfort Trust

PICA Hartford Life & Annuity Comfort Trust

PICA Hartford Life Insurance Comfort Trust

The Gibraltar Life Insurance Co., Ltd.

The Prudential Life Insurance Company, Ltd.

Gibraltar Reinsurance Company Ltd.

PGIM Warehouse, Inc.

Lotus Reinsurance Company Ltd.

The Prudential Insurance Company of America

Pica Hartford Life & Annuity Gul Trust

The Prudential Gibraltar Financial Life Insurance Co., Ltd.

New Street Investments Cayman Limited

New Street Investments Corporation

Ferry Street I LLC

Assurance IQ, LLC

Prudential Financial, Inc.

Prudential International Insurance Service Company, L.L.C.

Vantage Casualty Insurance Company

Prudential Universal Reinsurance Entity Company

2

VERIFICATION

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated March 28, 2025, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

AS TO PGIM, INC.

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President

AS TO PGIM LIMITED

By:	/s/ Sarah McMullen
Name: Sarah McMullen
Title: Managing Director

AS TO PGIM PRIVATE REAL ESTATE FUND, INC.

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Chief Legal Officer

AS TO PGIM PRIVATE CREDIT FUND

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Chief Legal Officer

AS TO PGIM CREDIT INCOME FUND

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Chief Legal Officer

AS TO PGIM Real Estate U.S. Core Debt Fund, L.P.

By: PGIM Real Estate U.S. Core Debt Fund GP, LLC, its general partner

By: PGIM, Inc., its sole member

By:	/s/ Brian Sakamoto
Name: Brian Sakamoto
Title: Assistant Secretary

AS TO PGIM Real Estate U.S. Debt Fund, L.P.

By: PGIM Real Estate U.S. Core Debt Fund GP, LLC, its general partner

By:	/s/ Brian Sakamoto
Name: Brian Sakamoto
Title: Assistant Secretary

AS TO PGIM Real Estate U.S. Impact Value Partners, LP

PGIM Retirement Real Estate Fund II LP

PRISA LP

PRISA II LP

PRISA III Fund LP

Senior Housing Partnership Fund VI LP

By:	/s/ Ernest Ceberio
Name: Ernest Ceberio
Title: Assistant Secretary

AS TO PGIM U.S. AGRICULTURE FUND LP

BY:         PGIM AGRICULTURAL INVESTMENTS GP, LLC, ITS GENERAL PARTNER

BY:         PGIM REAL ESTATE FINANCE, LLC, ITS SOLE MEMBER

By:	/s/ Valerie Combs
Name: Valerie Combs
Title: Assistant Secretary

AS TO PGIM REAL ESTATE U.S. CORE DEBT FUND PF SCSP

BY: PGIM, INC., ITS PORTFOLIO MANAGER

By:	/s/ Brian Sakamoto
Name: Brian Sakamoto
Title: Assistant Secretary

AS TO PGIM USCDF SCSP LP

BY: PGIM, INC., ITS PORTFOLIO MANAGER

By:	/s/ Ernest Ceberio
Name: Ernest Ceberio
Title: Assistant Secretary

AS TO PGIM Private Capital Fund (IRELAND) ICAV

Prudential Arizona Reinsurance Captive Company

Prudential Arizona Reinsurance Universal Company

PRUCO LIFE INSURANCE COMPANY

PRUDENTIAL LEGACY INSURANCE COMPANY OF NEW JERSEY

LOTUS REINSURANCE COMPANY LTD.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

NEW STREET INVESTMENTS CAYMAN LIMITED

NEW STREET INVESTMENTS CORPORATION

By: PGIM, Inc., its Investment Manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PICA HARTFORD LIFE & ANNUITY GUL TRUST

By: The Prudential Insurance Company of America, as grantor

By: PGIM, Inc. as Investment Manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO FERRY STREET I LLC

By: pgim, inc., as collateral manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

2

AS TO PAR U Hartford Life & Annuity Comfort Trust

PAR U Hartford Life Insurance Comfort Trust

By: Prudential Arizona Reinsurance Universal Company, its grantor

By: PGIM, Inc., ITS Investment Manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM SENIOR LOAN OPPORTUNITIES I, L.P. PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) I, L.P.

By: Waveland Avenue Partners I (US), L.P.

By: Waveland Avenue Holdings I, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) I, L.P.

PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II (FEEDER FUND), L.P.

PGIM SENIOR LOAN OPPORTUNITIES I CO-INVESTMENT II, L.P.

By: Waveland Avenue Partners I (Ireland), L.P.

By: Waveland Avenue Holdings I, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND I, L.P.

By: Waveland Avenue Holdings I, LLC, its general partners

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PICA HARTFORD LIFE & ACCIDENT COMFORT TRUST

PICA HARTFORD LIFE & ANNUITY COMFORT TRUST

PICA HARTFORD LIFE INSURANCE COMFORT TRUST

By: The Prudential Insurance Company of America, its grantor

By: PGIM, Inc., AS INVESTMENT MANAGER

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

3

AS TO PRIVATE PLACEMENT TRUST INVESTORS, LLC

By: PGIM Private Placement Investors, L.P., as Managing Member

By: PGIM Private Placement Investors, Inc., as its General Partner

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PSLO I US INVESTORS LEVERED DEBT SPV LLC

By: PGIM Senior Loan Opportunities (Levered) I, L.P., its managing member

By: Waveland Avenue Partners I (US), L.P., its general partner

By: Waveland Avenue Holdings I, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PSLO II US INVESTORS LEVERED DEBT SPV LLC

BY: PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) I, L.P., ITS MANAGING MEMBER

BY: WINDSOR AVENUE PARTNERS II (US), L.P., ITS GENERAL PARTNER

BY: WINDSOR AVENUE HOLDINGS II, LLC, ITS GENERAL PARTNER

BY: PGIM, INC., ITS MANAGING MEMBER

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO THE GIBRALTAR LIFE INSURANCE CO., LTD

THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD.

THE PRUDENTIAL GIBRALTAR FINANCIAL LIFE INSURANCE CO., LTD.

By: PGIM Japan Co., Ltd., as Investment Manager

By: PGIM, Inc., as Sub-Adviser

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO GIBRALTAR REINSURANCE COMPANY LTD.

By: Broad Street Global Advisors, LLC, as investment manager

By: PGIM, Inc., as Sub-Advisor

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM WAREHOUSE, INC.

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

4

AS TO PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND

PGIM NON-US INVESTORS / NON-US SENIOR DEBT I FUND A

PGIM NON-US INVESTORS / US SENIOR DEBT I FUND

PGIM NON-US INVESTORS / US SENIOR DEBT I FUND A

PGIM Senior Debt I Management Fund

PGIM US Investors / Non-US Senior Debt Levered I Fund

PGIM US Investors / Non-US Senior Debt Levered I Supplemental Fund, each a sub-fund of PGIM Private Capital Fund (Ireland) ICAV, an umbrella fund

PGIM SENIOR DEBT II LEVERED FUND

PGIM SENIOR DEBT II E LEVERED FUND

PGIM SENIOR DEBT II LEVERED SUPPLEMENTAL FUND

PGIM SENIOR DEBT II E LEVERED SUPPLEMENTAL FUND

PGIM SENIOR DEBT II UNLEVERED FUND

PGIM SENIOR DEBT II E UNLEVERED FUND

PGIM SENIOR US DEBT PARALLEL II FUND

PGIM SENIOR GLOBAL DEBT PARALLEL II E FUND

PGIM SENIOR DEBT III EUROPE

By: PGIM, Inc., as investment manager

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM SENIOR LOAN OPPORTUNITIES (PARALLEL FUND) II, L.P.

By: Windsor Avenue Partners II (Ireland), L.P., its general partner

By: Windsor Avenue Holdings II, LLC, its general partner

By: PGIM, Inc., its managing member

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO WINDHILL CLO 1 LTD.

WINDHILL CLO 2 LTD.

WINDHILL CLO 3 LTD.

By: PGIM, Inc., its COLLATERAL MANAGER

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) I, LLC

BY: WAVELAND AVENUE HOLDINGS I, LLC (MANAGING MEMBER)

BY: PGIM, INC. (ITS MANAGING MEMBER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM SENIOR LOAN OPPORTUNITIES (LEVERED) II, L.P.

PGIM SENIOR LOAN OPPORTUNITIES (UNLEVERED) II, L.P.

PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) II, L.P.

PGIM SENIOR LOAN OPPORTUNITIES II JPY FEEDER FUND, L.P.

PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT FUND II, L.P.

PGIM SENIOR LOAN OPPORTUNITIES MANAGEMENT (FEEDER) II, LLC

BY: WINDSOR AVENUE HOLDINGS II LLC (GENERAL PARTNER)

BY PGIM, INC. (AS INVESTMENT MANAGER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

5

AS TO PGIM SENIOR LOAN OPPORTUNITIES III EUROPE, L.P.

PGIM SENIOR LOAN OPPORTUNITIES (RATED FEEDER FUND) III EUROPE, L.P.

GENERAL PARTNER: BALLYSHANNON PARTNERS (IRELAND) III, L.P.

BY: BALLYSHANNON HOLDINGS III, LLC (ITS GENERAL PARTNER)

BY: PGIM, INC. (AS MANAGING MEMBER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

LIMITED PARTNERS: BALLYSHANNON PARTNERS (IRELAND) III, L.P. AS ATTORNEY-IN-FACT FOR THE LIMITED PARTNERS PURSUANT TO SECTION 6 OF THE SUBSCRIPTION AGREEMENTS.

BY: BALLYSHANNON HOLDINGS III, LLC (ITS GENERAL PARTNER)

BY: PGIM, INC. (AS MANAGING MEMBER)

By:	/s/ Armando M. Gamboa
Name: Armando M. Gamboa
Title: Assistant Secretary

AS TO PGIM LARGE CAP PRIVATE CREDIT FUND I, L.P.

PGIM LARGE CAP PRIVATE CREDIT FUND (RATED FEEDER FUND) I, L.P.

PGIM LARGE CAP PRIVATE CREDIT ELTIF I

PGIM FIXED INCOME ALTERNATIVES MASTER FUND (CREDIT OPPORTUNITIES FUND)

PGIM FIXED INCOME PRIVATE CREDIT FUND ICAV

PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND I LP

PGIM FIXED INCOME CORE ASSET BASED FINANCE MASTER FUND II LP

PGIM FIXED INCOME ALTERNATIVES MASTER FUND SPC LTD.

FICG-PG-I FUND, L.P.

PGIM BROAD MARKET HIGH YIELD BOND FUND, L.P.

PGIM FIXED INCOME EMERGING MARKETS LONG SHORT MASTER FUND, LTD.

PGIM FIXED INCOME GLOBAL LIQUIDITY RELATIVE VALUE MASTER FUND, LTD

PGIM FIXED INCOME U.S LIQUIDITY RELATIVE VALUE MASTER FUND, LTD.

QUEENS SENIOR SECURED INVESTORS LLC

ASSURANCE IQ, LLC

PRUDENTIAL FINANCIAL, INC.

PRUDENTIAL INTERNATIONAL INSURANCE SERVICE COMPANY, L.L.C.

VANTAGE CASUALTY INSURANCE COMPANY

PRUDENTIAL UNIVERSAL REINSURANCE ENTITY COMPANY

By: PGIM, Inc., as investment manager

By:	/s/ Daniel Malooly
Name: Daniel Malooly
Title: Vice President

6

Exhibit A

Resolutions of Board of Directors/Trustees of PGIM Private Real Estate Fund, Inc., PGIM Private Credit Fund and PGIM Credit Income Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board of Directors/Trustees deems it is advisable and in the best interest of each of PGIM Private Real Estate Fund, Inc., PGIM Private Credit Fund and PGIM Credit Income Fund (together, the “Funds”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of PGIM Investments LLC and the Funds be, and each of them hereby is, authorized and directed on behalf of the Funds and in their name and on behalf of the Funds, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Funds or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.